Filed by Churchill Downs Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Youbet.com, Inc.

Commission File No.: 001-34276

The following is a transcript of the conference call held by Churchill Downs Incorporated on November 12, 2009.

Operator

Good day, ladies and gentlemen. Today’s conference is to announce that Churchill Downs Incorporated and Youbet.com Inc. have entered into a definitive merger agreement. My name is Tom and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to Liz Harris, Vice President of Communications with Churchill Downs Incorporated. Please proceed.

Liz Harris—Churchill Downs Incorporated—VP, Communications

Thanks, Tom. Good morning and welcome to the Churchill Downs Incorporated conference call to announce today that Churchill Downs Incorporated and Youbet.com Inc. have entered into a definitive merger agreement. I want to alert everyone listening on the call and via the Internet that certain statements and comments made during the course of this call, including statements regarding the expected completion and effects of the merger, are considered forward-looking statements as defined by the Securities Litigation Reform Act of 1995.

These statements include risks, uncertainties and assumptions that may cause actual results to differ. For a description of risks that could cause actual results to differ materially from these forward-looking statements, please review today’s press release and reports filed by Churchill Downs Incorporated and Youbet.com Inc. with the SEC.

All forward-looking statements are based on information available to the companies on the date of this call and the companies do not undertake any obligation to publicly update or revise any forward-looking statements as a result of new information in the future.

In connection with the proposed transaction, Churchill Downs Incorporated and Youbet.com Inc. will be filing documents with the SEC, including filing by Churchill Downs Incorporated of the registration statement on Form S-4 and Youbet.com Inc. intends to mail a proxy statement regarding the proposed merger to its stockholders that will also constitute a prospectus of Churchill Downs Incorporated

Before making any voting or investment decision, investors are urged to read the proxy statement prospectus when it becomes available because it will contain important information about the proposed transaction. We will begin now with our President and Chief Executive Officer, Bob Evans.

Bob Evans—Churchill Downs Incorporated—President & CEO

Thanks, Liz. Good morning, everyone. Thanks for joining us today. With me are Bill Mudd, our Chief Financial Officer; Ted Gay, our Senior Vice President of Development and Bill Carstanjen, our Chief Operating Officer. After I make a few comments, we will do our best to answer your questions.

We announced yesterday evening that we have entered into a definitive merger agreement under which Churchill Downs Incorporated would acquire all of the outstanding shares of Youbet.com Inc. in a transaction nominally valued at $126.8 million based on the closing price of Churchill Downs common stock on Tuesday, November 10, 2009.

As most of you likely know, Youbet is a leading advanced deposit wagering, known as ADW, company in the United States. In addition, Youbet’s United Tote’s subsidiary provides tote equipment and services to numerous racing operations both inside and outside the United States, including such leading thoroughbred racetracks as Aqueduct, Belmont, Churchill Downs, Keeneland and Saratoga.

Since I imagine you will ask, our Arlington Park, Calder and Fairgrounds racetracks, our 19 off-track betting operations and our TwinSpires.com ADW operation all use AmTote as their tote services provider today.

In 2008, Youbet reported ADW handle of $438 million and revenue of $85.8 million. Through the first nine months of this year, Youbet reported ADW handle of $374 million and revenue of $70.8 million. Youbet’s handle is up 13% so far this year compared to the first nine months of 2008 and Youbet’s revenue is up 8.6% for the same period.

Under the terms of the transaction, Youbet shareholders will receive a fixed ratio of 0.0598 shares of Churchill Downs common stock, plus $0.97 in cash for each Youbet share they own. Based on the closing price of Churchill Downs common stock on Tuesday, November 10, this represents an approximate value of $2.84 per Youbet share, a 28% premium over Youbet’s closing price of the same date.

Please note that the equity and cash exchange ratios are subject to future adjustment as required to ensure that Churchill Downs does not have to issue more than 19.6% of its outstanding common stock prior to the closing of the transaction. Such an adjustment could occur for instance in the event holders of Youbet stock options exercise those options prior to closing.

Based upon current trading prices, the total consideration paid to Youbet shareholders today is comprised of approximately 66% Churchill Downs common stock and 34% cash.

Now some of you will ask, since you have so little debt, why not pay more in cash and increase the Company’s leverage? Well, the answer is that we believe this equity cash mix permits the transaction to be treated as a tax-deferred transaction under Section 368 of the Internal Revenue Service code.

In addition, it allows Youbet shareholders who continue to hold Churchill Downs common stock to participate in the potential future upside of the combined entity.

For Churchill Downs Incorporated shareholders, this equity cash mix provides the Company with greater flexibility to pursue future development opportunities. In addition, it increases the liquidity of Churchill Downs Incorporated’s common stock by approximately 20%, thereby, we believe, making Churchill Downs a potentially more attractive investment.

The Boards of Directors of both companies have unanimously approved this transaction. Youbet shareholders must also approve the transaction. Certain Youbet shareholders and all Youbet Directors have entered into voting agreements with Churchill Downs under which they have agreed to vote their shares in favor of the transaction. Collectively, those voting agreements cover approximately 24% of Youbet shares eligible to vote on this transaction.

This transaction is also conditioned upon the receipt of required regulatory approvals and other customary closing conditions. While it is impossible to predict just how long the shareholder vote and the regulatory reviews might take, we expect the transaction could close in the first or second quarter of 2010.

At closing, Youbet shareholders would own approximately 16% of Churchill Downs Incorporated and Youbet’s largest shareholder today would own approximately 2.8% of Churchill Downs Incorporated.

Upon closing, Michael Brodsky, Youbet’s Executive Chairman and formerly Youbet’s President and Chief Executive Officer, would join the Churchill Downs Incorporated Board of Directors.

We believe this transaction makes sense for Churchill Downs Incorporated shareholders and for Youbet.com Inc.’s shareholders who will be getting Churchill Downs stock in this transaction for many reasons, including, first, we believe the two most economically successful channels for wagering on horseracing in the future will be on-track wagering on live racing at that track and ADW wagering. While on-track wagering on live racing is relatively flat, ADW wagering continues to grow. We believe that slightly less than 14% of all wagering on US thoroughbred racing in 2009 will be done via the Internet, up from about 10% in 2008.

By enabling investment in product improvements that will expand the appeal of wagering on horseracing generally and Internet-based wagering in particular, the transaction will create enhanced revenue opportunities for the combined business. And should the ADW channel follow in the path of other consumer goods in terms of the percentage of transactions that occur online, there will be substantial future growth in ADW wagering.

Second, we believe we will realize in excess of approximately $10 million in annual so-called run rate cost-reduction synergies by the end of the first year following closing of this transaction. These cost-reduction synergies fall into three categories. First, the elimination of the duplicate costs of operating two public companies; second, the elimination of duplicate sales, general and administrative or SG&A costs such as those costs involved in the areas of finance, legal, human resources, information technology, marketing and general management; and third, the elimination of the duplicate costs of developing and operating two ADW technology stacks and websites.

The public company and SG&A costs will be addressed immediately following the closing of this transaction. We believe we will realize approximately $5 million in annualized cost reduction within the first few months following the close of this transaction. By the end of the first 12 months following the close of this transaction, we believe we will realize another $5 million in annualized cost savings.

During the first 12 months following closing, we estimate these cost savings will be reduced by approximately $7 million in one-time expenses resulting from deal transaction fees, restructuring charges and asset impairment charges. In addition to these cost synergies, we believe Churchill Downs will be able to utilize Youbet’s federal net operating loss carryforwards. We currently estimate the cash tax savings related to these NOLs to be approximately $20 million in the aggregate and will be realized largely uniformly over approximately 10 years.

We caution listeners that the estimate of the value of Youbet’s NOLs will ultimately be determined by the future financial performance of Churchill Downs and any changes to the federal and state tax codes over a very long period of time. Actual future results may differ markedly from those discussed here.

Since you will also ask about the accretion/dilution effects, based on a very lengthy list of assumptions and an assumed closing date of January 1, 2010, we believe this merger would be dilutive to CDI’s 2010 earnings per share or EPS in the amount of $0.22 per share. Excluding the approximate $7 million in anticipated deal transaction fees, restructuring costs and asset impairment charges, we believe the deal would be accretive to 2010 EPS in the amount of $0.04 per share. In 2011, we anticipate the merger will be accretive to EPS in the amount of $0.17 per share.

The third reason why we think this deal makes sense, the combined TwinSpires/Youbet business will be well-positioned to pursue other online business opportunities should they develop.

Fourth, by acquiring United Tote and owning the tote system that exists behind the combined ADW operation and behind our tracks and off-track betting operations, we hope to be able to improve tote system stability, performance and integrity, thus enhancing the level of wagering integrity both online and at our tracks and off-track betting venues.

And fifth, we believe the combined operation will be better able to develop and introduce innovative new technology-enabled features and services that ADW companies want and that can bring new customers to racing.

The combined business would be a publicly traded US-licensed, US-operated and US-owned ADW operator backed by the financial resources of Churchill Downs Incorporated. As the ADW channel grows, we believe the combined operation will offer customers a superior level of trust and confidence.

Now before we get to your questions, let me say a word to both our Churchill Downs employees and to Youbet.com employees. Until the transaction closes, we must continue to operate our respective businesses as we have in the past. We are not permitted to coordinate or combine our operations in any way. I realize this may create some uncertainty for some of you about what the future holds, but I trust you realize we are very limited at this time in what we are able to discuss about that future. We will, immediately upon closing of the transaction, share our thoughts with you and involve you in developing the future plans for the combined business.

Finally, I want to assure our TwinSpires.com customers that, as we move forward, you will not have to change anything in how you use TwinSpires.com. Your login account numbers and user names, your passwords and pins, your favorite screens, our no-wager transaction fee policy, our free handicapping data, our free race replays and our free high-definition live race video where it is available will not change as a result of this announcement.

And to Youbet’s customers, let me say that, as a result of this announcement, you also will not have to change your member login, handle or password, nor will you have to change how you use Youbet.com.

In addition, following the close of this transaction, we will make available to you, the Youbet.com customers, the same no-wager transaction fee policy, the free handicapping data, the free race replays and the free high-definition live race video where it is available on the same basis enjoyed today by TwinSpires.com customers.

We will now be happy to try to answer your questions. Tom, are there any questions out there?

QUESTION AND ANSWER

Operator

(Operator Instructions). Steve Altebrando.

Steve Altebrando—Sidoti & Co.—Analyst

Hi, guys. Bob, you took most of my questions already. But I guess if you could give some background as to why now. I mean this obviously has had the potential to go through for a while, but why is it coming together now?

Bob Evans—Churchill Downs Incorporated—President & CEO

Good morning, Steve. Thanks for joining us. Well, as we have said on every conference call I think I have done, we are always looking for opportunities for Churchill Downs and as you suggested, this is one that we have looked at for quite some time. Youbet, we believe, has recently been conducting a process, having hired an investment banker to look for strategic alternatives for the business. We are not sure of all the details of what they have been doing, but it seemed like a good time for us to get involved and make this happen.

Steve Altebrando—Sidoti & Co.—Analyst

Okay. And are you — and you touched on it a bit earlier, but are you still pursuing other opportunities? You obviously still have — leverage is quite low, so are you still actively looking at other potential assets?

Bob Evans—Churchill Downs Incorporated—President & CEO

We are not going to comment on any specifics, but, as I said in my comments, one of the reason we used equity in this transaction is we wanted to preserve the balance sheet to do other deals going forward. And we will continue to look around to see what is out there and hopefully do good stuff.

Steve Altebrando—Sidoti & Co.—Analyst

Okay. And then just lastly, you are assuming $20 million in cash roughly, is that accurate?

Bob Evans—Churchill Downs Incorporated—President & CEO

From the NOLs?

Steve Altebrando—Sidoti & Co.—Analyst

No, just the cash that Youbet has on their balance sheet.

Bob Evans—Churchill Downs Incorporated—President & CEO

I think the net cash position is about $8 million.

Steve Altebrando—Sidoti & Co.—Analyst

$8 million? Okay. Okay, that’s it. Thanks, guys.

Operator

(Operator Instructions). Ryan Worst.

Ryan Worst—Brean Murray, Carret—Analyst

Hi, good morning, guys. Congratulations on this transaction. I think it is positive for you guys, but I do have — I do wonder about the timing of the transaction and the use of stock considering that you guys are basically trading at what seems to be an all-time low valuation. So how competitive was the bidding process I guess is one thing that would be helpful to understand?

Bob Evans—Churchill Downs Incorporated—President & CEO

Well, we don’t really have a way to know that. That question is probably best directed to the folks at Youbet. Obviously, we only understand what we did.

Ryan Worst—Brean Murray, Carret—Analyst

Okay. And any color on the management of the combined entity and the branding going forward?

Bob Evans—Churchill Downs Incorporated—President & CEO

Not really. I mean the challenge there is that we are competitors today, we need to continue to act on the same basis as we have coming up to this point and plans about how we will combine the businesses need to wait until after the transaction has closed.

Ryan Worst—Brean Murray, Carret—Analyst

Okay. Could you talk about kind of what you see as the upside from Youbet and some of the things that they are working on beyond just the Internet wagering on racing? Is there anything else that attracted you to this business at this point?

Bob Evans—Churchill Downs Incorporated—President & CEO

Well, as I said in my comments, the tote system business, United Tote is interesting to us because obviously we use those services and also I think there is a need to improve the quality, performance, integrity of tote systems in thoroughbred racing and we hope, not sure we will be able to, but we hope to be able to make some progress on those fronts.

And then I have been pretty impressed by the technology capabilities of the Youbet organization and without getting into specifics of what is going on, I think there is a number of things that they are working on that we might find a valuable use for. So it is a well-run business with some great people and kind of eager to put those resources together with ours.

Ryan Worst—Brean Murray, Carret—Analyst

Is there anything that they are doing now on their site that you think they handle better than TwinSpires.com, that there is synergies in trying to transporting kind of the best practices?

Bob Evans—Churchill Downs Incorporated—President & CEO

Yes, I think there are, but I am just not going to enumerate them. So I think it makes sense to put together the best of the best and I think there are some things TwinSpires.com does that are sort of industry-leading and I think there are a few things that Youbet does as well and we will try to capture the best of both and put those together for the combined customer base.

Ryan Worst—Brean Murray, Carret—Analyst

Okay. You mentioned, Bob, some of your tracks that do not use United Tote. What is the timing of your current contracts for those tracks?

Bob Evans—Churchill Downs Incorporated—President & CEO

They burn off over the next couple of years. It is not all coterminous. There are some early buyout provisions in some of them, so we will just have to address that as we go through time.

Ryan Worst—Brean Murray, Carret—Analyst

Okay. And what approximately is the cost of your debt financing now, Bill?

Bill Mudd—Churchill Downs Incorporated—EVP & CFO

Well, right now, as you know, the current revolver expires in September of next year. So we are borrowing at very low rates and we expect the rates to be very favorable going forward and we have already started those discussions with our bank group.

Ryan Worst—Brean Murray, Carret—Analyst

When you guys calculated your estimated dilution and accretion, what did you use for cost of debt? What it is currently or what you think it will be?

Bill Mudd—Churchill Downs Incorporated—EVP & CFO

What we think it will be.

Ryan Worst—Brean Murray, Carret—Analyst

So is that a higher number than where it is now?

Bill Mudd—Churchill Downs Incorporated—EVP & CFO

Yes. About 200 points higher than what it is now.

Ryan Worst—Brean Murray, Carret—Analyst

Okay. And then is there any — you talked about providing some services that I think Youbet is now charging for. Is there any — what amount is there that will negatively impact revenues? So what kind of revenue deterioration do you think there could be from providing services that were previously charged for?

Bob Evans—Churchill Downs Incorporated—President & CEO

I’m not sure there would be any reduction in revenue. In fact, I think by offering those same services to the Youbet customer base that we do to the existing TwinSpires customer base, we would probably enhance the number of customers we have in revenue.

I think I understand your question is more what would the additional costs be of extending those services such as handicapping data to the Youbet customer group. I don’t know that we have got a specific estimate of that that is available to us at the moment. But I would guess that it is a fairly small number in the grand scheme of things. I am not really eager to disclose it because it is sort of giving our competitors an insight as to what we are doing and what it costs us.

Ryan Worst—Brean Murray, Carret—Analyst

Okay, that’s understandable. All right, thanks and congratulations.

Bob Evans—Churchill Downs Incorporated—President & CEO

Thank you, Ryan.

Operator

Jonathan Van Orden.

Tony Reiner —Dominick & Dominick—Analyst

Hi, it’s Tony Reiner, and congrats again. Just one brief question. Sorry I missed some of the call before. Did we go through the regulatory process and timing of that regard? And if not, could you just kind of walk us through it, please? As far as what approvals. And if you went through it, again, I apologize.

Bob Evans—Churchill Downs Incorporated—President & CEO

Bill, you want to do this one?

Bill Carstanjen—Churchill Downs Incorporated—COO

Sure. It’s Bill Carstanjen. There are really two big drivers of the timing. One is the SEC process. Youbet is going to have to get a shareholder vote done. And that process, along with us registering shares to issue to the Youbet shareholders, that process can take usually anywhere from 90 to 135 days. It can go longer. It can end closer to the 90 days. It is hard to tell at this point; we will just have to wait and see how it goes.

There is also the H-S-R, or antitrust approval process, which will be going on concurrently, and that also has some difficultness to predict exactly how long that will take. But we hope to wrap that up in the same timeframe.

So those are the two big drivers for timing for closing this deal. That is why on a — from the preliminary view that we have right now, we hope first or second quarter for a closing.

Tony Reiner—Dominick & Dominick—Analyst

Any particular states or gaming authorities or anything?

Bill Carstanjen—Churchill Downs Incorporated—COO

Yes, there are some other required approvals, but none of them should affect the timing given those two bigger drivers of timing we just talked about.

Bob Evans—Churchill Downs Incorporated—President & CEO

If you go back to 2007 when we acquired America TAB and BRIS, we went through this state level regulatory approval process already. So we kind of know what is out there and how to get that done.

Tony Reiner—Dominick & Dominick—Analyst

Got you. So the state shouldn’t be a big deal. It has to be done in that regard. Good, I appreciate it. Thanks so much. Congrats again.

Bob Evans—Churchill Downs Incorporated—President & CEO

Thank you.

Amit Kapoor—GAMCO Investors, Inc.—Analyst

Hi, how different are the two technology platforms? And what kind of risks could you — are you anticipating or preparing for in the integration of the two technology platforms? Thank you.

Bob Evans—Churchill Downs Incorporated—President & CEO

Rohit, are you on the line?

Rohit Thukral—Churchill Downs Incorporated—President, TwinSpires.com

Yes, I am, Bob.

Bob Evans—Churchill Downs Incorporated—President & CEO

Rohit is our head of TwinSpires.com. We got him up early. He is out in Mountain View, California today. Do you want to address this question?

Rohit Thukral—Churchill Downs Incorporated—President, TwinSpires.com

Sure. The technology stacks are based on different back-end technologies. However, the front-end services that are provided to their respective customer bases are quite similar. So we don’t see a great deal of risk in integrating the two technology platforms.

Amit Kapoor—GAMCO Investors, Inc.—Analyst

Okay. I mean is — what level of — maybe disruption is a strong word — but level of transition will customers at either end of the two merging entities feel before or when you guys do actually fold in there the two platforms is my question?

Rohit Thukral—Churchill Downs Incorporated—President, TwinSpires.com

Well, we haven’t fully worked out all of the integration plans in specific detail. However, it is our intent that our customers will not see any disruption in services as the result of any changes we make on the technology platform.

Amit Kapoor—GAMCO Investors, Inc.—Analyst

Okay, thank you.

Operator

Mike Crawford.

Mike Crawford—B. Riley & Co.—Analyst

Thanks. Mike Crawford from B. Riley and Company. Just one question. What, if you can, approximate — give an approximate answer of what percent of customers have accounts at both Youbet and TwinSpires? Thank you.

Bob Evans—Churchill Downs Incorporated—President & CEO

Not a number that we know. As I said earlier, until this deal closes, we are competitors and that is just a bit of information we didn’t exchange.

Mike Crawford—B. Riley & Co.—Analyst

Okay, thank you.

Operator

I am showing that you have no questions at this time.

Bob Evans—Churchill Downs Incorporated—President & CEO

All right. Well, Tom, thanks very much. Everybody, thanks for joining us today. You can find some additional information about this transaction in the Form 8-K that has been filed and the merger agreement will also be filed in the next day or so and you are welcome to read that at your leisure over the weekend. Hopefully, that will answer any other questions you have got. I think that is all we have got. Thanks very much and see you all soon. Bye-bye.

Operator

Thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect. Have a great day.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future. Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Youbet’s stockholders to approve the proposed merger; the risk that CDI and Youbet businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk that a significant licensing agreement is terminated or not renewed; rising prices for content, the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the effect of global economic conditions, including any disruptions in the credit markets; the effect of UIGEA regulations and/or the resulting policies adopted by credit card companies and other financial institutions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the overall economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations; the effect of any change in our accounting policies or practices; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate or are in close proximity; costs associated with our efforts in support of alternative gaming initiatives; costs associated with customer relationship management initiatives; a substantial change in law or regulations affecting pari-mutuel and gaming activities; our continued ability to effectively compete for the country’s top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market and obtain the consents of horsemen’s’ groups to interstate simulcasting; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to successfully complete any divestiture transaction; market reaction to our expansion projects; the loss of our totalisator companies or their inability to provide us assurance of the reliability of their internal control processes through Statement on Auditing Standards No. 70 audits or to keep their technology current; our accountability for environmental contamination; the loss of key personnel; the impact of natural disasters on our operations and our ability to adjust the casualty losses through our property and business interruption insurance coverage; any business disruption associated with a natural disaster and/or its aftermath; the impact of wagering or other federal or state laws, including changes in any such laws or enforcement of those laws by regulatory agencies; the outcome of pending or threatened litigation; changes in our relationships with horsemen’s groups and their memberships; our ability to reach agreement with horsemen’s groups on future purse and other agreements (including, without limiting, agreements on sharing of revenues from gaming and advance deposit wagering); the effect of claims of third parties to intellectual property rights; the volatility of our stock price; the impact of live racing day competition with other Florida and Louisiana racetracks within those respective markets; a substantial change in allocation of live racing days; changes in Illinois law that impact revenues of racing operations in Illinois; the presence of wagering facilities of Indiana racetracks near our operations; our ability to execute on our permanent slot facility in Florida; the need for various alternative gaming approvals in Louisiana; our ability to integrate businesses we acquire, including our ability to maintain revenues at historic levels and achieve anticipated cost savings; and the outcome of any claims arising in connection with a pending lawsuit in federal court in the Western District of Kentucky styled Churchill Downs Incorporated, et al v. Thoroughbred Horsemen’s Group, LLC, Case #08-CV-225-S]. See CDI’s and Youbet’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2008 and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither CDI nor Youbet undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

Important Merger Information and Additional Information

This communication is being made in respect of the proposed merger transaction involving CDI and Youbet. In connection with the proposed transaction, CDI will file with the SEC a registration statement on Form S-4 and Youbet will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Youbet stockholders. You may obtain copies of all documents filed with the SEC concerning this proposed transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing CDI website at www.churchilldownsincorporated.com under the heading “Investor Relations” and then under the link “SEC Filings” or from CDI by directing a request to 700 Central Avenue, Louisville, KY 40208. Alternatively, you may obtain copies by accessing Youbet’s website at www.Youbet.com under the heading “Investors Relations” and then under the link “SEC Filings” or from Youbet by directing a request to 5901 De Soto Avenue, Woodland Hills, CA 91367.

CDI and Youbet and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CDI directors and officers is available in CDI’s proxy statement for its 2009 annual meeting of shareholders and CDI’s 2008 Annual Report on Form 10-K, which were filed with the SEC on April 28, 2009 and March 4, 2009, respectively. Information regarding Youbet directors and executive officers is available in Youbet’s proxy statement for its 2009 annual meeting of stockholders and Youbet’s 2008 Annual Report on Form 10-K, which were filed with the SEC on April 30, 2009 and March 6, 2009, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holding and otherwise, will be contained in the proxy statements/prospectus and other relevant materials to be filed with the SEC when they become available.